UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lux Digital Pictures, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

55066T-10-1
(CUSIP Number)

Michael Hill
347 Chapala Street, Santa Barbara, California 93101
(805) 308-9152
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
Page 2 of 5    Pages

1	NAME OF REPORTING PERSON: Michael Hill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,290,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 103,290,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,290,000 SHARES OF COMMON STOCK
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68% Common Stock
14	TYPE OF REPORTING PERSON IN

Page 3 of 5    Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Lux Digital Pictures, Inc., a Wyoming corporation. The address of the principal executive offices of Lux Digital Pictures is 12021 Wilshire Boulevard, Suite 450, Los Angeles, California 90025.

Item 2.  Identity and Background.

This statement on Schedule 13D is being filed on behalf of Michael Hill.  The business address of Michael Hill is 347 Chapala Street, Santa Barbara, California 93101.

Michael Hill is the President and Chief Executive Officer of Radio Loyalty, Inc.  The executive offices of Radio Loyalty, Inc. are located at 347 Chapala Street, Santa Barbara, California 93101.

Michael Hill has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Michael Hill has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Michael Hill is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Michael Hill acquired the 103,290,000 shares on May 17, 2012 as part of the consideration paid to Michael Hill for his conveyance and assignment of certain assets to Lux Digital Pictures, Inc.

Item 4.  Purpose of Transaction.

Michael Hill acquired the shares of common stock of Lux Digital Pictures, Inc. as consideration for his conveyance and assignment of certain assets to Lux Digital Pictures, Inc. and in anticipation of a planned reverse merger between Lux Digital Pictures, Inc. and Royal Loyalty, Inc.  In conjunction with Michael Hill’s acquisition of the shares, he was appointed as the Chairman of Lux Digital Pictures, Inc.’s Board of Directors, and Lux Digital Pictures Gmbh Partners, a California partnership and an affiliate of Lux Digital Pictures, Inc., was issued 100 shares of Series A Convertible Preferred Stock, convertible into a number of shares of Lux Digital Pictures, Inc. common stock equal to 10% of the total issued and outstanding shares of Lux Digital Pictures, Inc. common stock on a fully diluted basis, assuming the conversion of all outstanding convertible securities of Lux Digital Pictures, Inc., including without limitation the conversion of the outstanding Series A Convertible Preferred Stock.

Page 4 of 5    Pages

Item 5.  Interest in Securities of the Issuer.

The percentages of outstanding shares of Lux Digital Pictures, Inc. common stock reported below are based on the statement that as of May 16, 2012 there were 152,100,547 shares of Lux Digital Pictures, Inc. common stock outstanding.

(a) Michael Hill beneficially owns or may be deemed to beneficially own shares of Lux Digital Pictures, Inc. common stock as follows:

	No. of Shares	% of Class

Common Shares	103,290,000	68%

	103,290,000	68%

(b) For information regarding the number of shares of Lux Digital Pictures, Inc. common stock as to which Michael Hill holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

(c) Other than as set forth herein, there have been no transactions in shares of Lux Digital Pictures, Inc. common stock effected by Michael Hill during the past 60 days.

(d) No person other than Michael Hill has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Lux Digital Pictures, Inc. common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Michael Hill.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Michael Hill has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Lux Digital Pictures, Inc., other than as described in this statement on Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

None.

Page 5 of 5    Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2012	/s/ Michael Hill
Michael Hill